
October 8, 2020

Sean (Xiaocheng) Peng
Chief Executive Officer
Ucommune International Ltd
88 Wu Wei Road, Building 12, 4th Floor
Putuo District, Shanghai, 200383
People's Republic of China

> **Re: Ucommune International Ltd**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed September 22, 2020**
> **File No. 333-248191**

Dear Mr. Peng:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 18, 2020 letter.

Amendment No. 1 to Registration Statement on Form F-4

Material U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders, page 75

1.   We reissue our prior comment 1. We note your response, including your revised disclosure that the "Reincorporation Merger should qualify as a 'reorganization' within the meaning of Section 368 of the Code and, as a result, a U.S. Holder ... should not recognize gain or loss on the exchange of ORSN Common Stock, the ORSN Rights, or ORSN Warrants for PubCo Ordinary Shares or PubCo Warrants, as applicable, pursuant to the Business Combination." Your revised disclosure, including that the Reincorporation Merger "should" qualify as a reorganization within the meaning of Section 368, appears to

provide representations as to tax consequences of the transactions, and such consequences appear to be material. Please file a tax opinion regarding the material tax consequences of the transactions. Refer to Item 4(a)(6) of Form S-4, Item 601 of Regulation S-K, and Section III.A. of Staff Legal Bulletin 19. If there is uncertainty regarding the tax treatment of the transactions, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty, and should explain why it cannot give a firm opinion. Please also revise your risk factor disclosure accordingly.

In the alternative, if the U.S. tax consequences of the transactions are unknown, please revise to make this clear in your disclosure. If true, please also revise your disclosure to state that you cannot take the position that the transactions will be treated, for U.S. federal income tax purposes, as non-taxable transactions because of an absence of guidance.

Exhibits

2. We note the consent filed as Exhibit 23.6. Please remove the statement that the assessment of valuation is "for reference only," as investors are entitled to rely on the disclosure in the prospectus. Please also file the valuation as an exhibit as required by Item 21(c) to Form F-4.

General

3. Please reference our comment letter dated October 8, 2020 relating to the revised preliminary proxy statement on Schedule 14A filed by Orisun Acquisition Corp. on September 22, 2020. Please revise your registration statement to address the comments contained in this letter, to the extent applicable.

Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Giovanni Caruso, Esq.